EXHIBIT 23.2

CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm in the caption “Experts” in Amendment No. 1 to the Registration Statement on Form S-3 (Reg. No. 333-121612) of Spectrum Pharmaceuticals, Inc. (formerly Neotherapeutics, Inc.) for the registration of debt securities, shares of preferred stock, shares of common stock, warrants to purchase shares of preferred stock and warrants to purchase shares of common stock and to the incorporation by reference therein of our report dated March 22, 2004 with respect to the consolidated financial statements of Spectrum Pharmaceuticals, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/S/ Kelly & Company

Kelly & Company
Costa Mesa, California
January 21, 2005